Exhibit 3.34
CERTIFICATE OF FORMATION
OF
VERITAS GEOPHYSICAL (MEXICO) LLC
     1. The name of the limited liability company is Veritas Geophysical (Mexico) LLC.
     2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     3. This Certificate of Formation shall be effective immediately upon filing in the Office of the Secretary of State of Delaware.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Veritas Geophysical (Mexico) LLC this 20th day of February 2001.

/s/ Clyde T. Crook
Clyde T. Crook